November 9, 2012

Sharon M. Blume

Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MBT Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 14, 2012 Form 10-Q for Fiscal Quarter Ended March 31, 2012 Filed May 15, 2012 SEC File No. 000-30973

Dear Ms. Blume:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated November 1, 2012, regarding our response letter dated October 12, 2012. Our response follows your comment, which we have reproduced in bold and italicized print.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In our responses, where requested, we have agreed to change the disclosures in our future filings. We are doing so in order to improve our disclosures, not because we believe our filings are materially deficient or inaccurate.

Form 10-K

Exhibits and Financial Statement Schedules

Financial Statements

(3) Investment Securities, pages 43-46

  We have reviewed your response to prior comment one from our letter dated October 2, 2012.While your response provides the requested information regarding default rates, we are unable to locate this information for your deferral rates. As previously requested, please tell us the actual long-term deferral rates used in your cash flow projections and explain to us in more detail how those were developed. Specifically, tell us whether you identified certain banks that you believed would stop paying interest but did not include any projected deferral amounts for the remainder of banks in the pool or if you did not include projected deferrals for periods after a certain date. If either is true, explain to us how your methodology for developing long-term deferral rates considered the different credit characteristics of the collateral underlying each security.

Management’s Response:

For the near-term cash flow projections, we project rates of deferral based on the different credit characteristics of the collateral underlying each security. For the issuers whom we expect deferrals to occur, we assume that the issuers will defer for the entire deferral period and then, dependent upon the credit characteristics of that issuer, begin performing or move to default. For the long-term cash flow projections, we do not assume that any issuers will begin to defer interest payments and then recover instead of defaulting. As a result, our projections assume that issuers will immediately default and will not defer prior to the default. Therefore, in the long-term projections, a default rate assumption is modeled and not a deferral rate. Although interest deferrals are not included in the long-term cash flow projections for any of the securities, the long-term default rate for each security is based on analysis of the different credit characteristics of the collateral underlying each security as described in detail in our letter dated October 12, 2012.

The table below indicates the expected near term and longer term default rates for the three CDO securities we own:

		2013 & Beyond
	2012 Loss	Annual Loss
Security	Assumption	Assumption
TPref III	7.898%	0.347%
Pretsl XXVI	1.718%	0.464%
MMCaps XVII	3.209%	0.338%

Our goal is to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Please contact me at (734) 242-1879 if you have any questions, concerns or if you would like further information about this response.

Sincerely,

/s/ John L. Skibski

John L. Skibski

Executive Vice President &

Chief Financial Officer